Exhibit 21

SUBSIDIARIES

Name	Jurisdiction of Incorporation or Organization
Cytodyn Operations Inc.	Delaware

Advanced Genetic Technologies, Inc.	Florida

CytoDyn Veterinary Medicine LLC	Florida